SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 11 - K

(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003; OR

          [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
               EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM          TO
                                                                   --------
                       .
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Commission file number: 0-13086


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               FNB FINANCIAL SERVICES CORPORATION 1501 Highwoods Blvd., Suite 400 Greensboro, North Carolina 27410

                       FNB Financial Services Corporation
                           Employees' Savings Plus and
                               Profit Sharing Plan

                              Financial Statements
                            and Supplemental Schedule

                December 31, 2003 and 2002 and for the Year Ended
                                December 31, 2003

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES SAVINGS PLUS AND PROFIT SHARING PLAN
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TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Independent Auditors' Report...............................................1

Financial Statements

   Statements of Net Assets Available for Benefits.........................2

   Statement of Changes in Net Assets Available for Benefits...............3

   Notes to Financial Statements...........................................4

Supplemental Schedule

   Schedule of Assets (Held at End of Year))..............................11

                                [GRAPHIC OMITTED]
                                DIXON HUGHES PLLC
                   Certified Public Accountants and Advisors


                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") as of December 31, 2003, and the changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2002 financial statements were reported on by other auditors whose report dated May 16, 2003 on the statements expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Dixon Hughes PLLC
---------------------
Dixon Hughes, PLLC
Sanford, North Carolina
June 18, 2004

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002
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                                                             2003           2002
                                                          ----------   ----------

ASSETS

Cash and cash equivalents                                 $   23,423   $   13,915
Investments

   Pooled separate accounts                                2,351,580    1,953,534
   FNB Financial Services corporation common stock fund    1,554,025    1,023,705
   Participant loans                                          71,913       48,896
                                                          ----------   ----------

      Total investments                                    4,000,941    3,040,050
                                                          ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS                         $4,000,941   $3,040,050
                                                          ==========   ==========


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See notes to financial statements.                                        Page 2

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003
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Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value of investments   $  861,847
      Interest and dividends                              26,331
                                                      ----------

      Total investment income                            888,178
                                                      ----------

   Contributions:
      Employers                                          132,274
      Participants                                       345,992
                                                      ----------
      Total contributions                                478,266

      Total additions                                  1,366,444
                                                      ----------

Deductions from net assets attributed to:
   Benefits paid to participants                         380,582
   Administrative expenses                                24,971
                                                      ----------

      Total deductions                                   405,553
                                                      ----------

      Net increase                                       960,891

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                 3,040,050
                                                      ----------
     End of year                                      $4,000,941
                                                      ==========


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See notes to financial statements.                                        Page 3

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
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NOTE A - DESCRIPTION OF PLAN

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans as rollovers. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be made at the option of the Company's Board of Directors. Employer contributions are allocated to the FNB Financial Services Corporation common stock fund. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations. The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of thirteen investment options.


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FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
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NOTE A - DESCRIPTION OF PLAN (Continued)

Guaranteed Interest Fund

The portfolio is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

Core Bond Fund

The portfolio is composed primarily of investment-grade, publicly traded bonds including corporate, mortgage-backed, and government bonds.

Balanced Fund

The portfolio is composed primarily of a diversified mix of fixed-income and equity securities and money market investments.

Equity Income Fund

The portfolio is primarily composed of large capitalization value oriented stocks that offer current income potential.

Indexed Equity Fund

The portfolio is generally composed of stocks that comprise the Standard and Poor's 500 Index.

Growth and Income Fund

The portfolio is composed of growth-oriented stocks for capital appreciation and dividend-paying stocks, bonds and convertible securities for current income.

Growth Fund

The portfolio is generally stocks in companies believed to offer better than average prospects for long-term growth.

Emerging Growth Fund

The portfolio is primarily composed of stocks believed to have better than average long-term growth potential, that are in early stage of their life cycle, with the potential to become major enterprises.

Small Cap Value Fund

The portfolio is primarily composed of stocks of smaller capitalization companies with some unique product, market position or operating characteristic.


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FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN (Continued)

Small Cap Growth Fund

The portfolio is primarily composed of stocks of small, rapidly growing companies with the potential for long-term growth.

Mid Cap Growth Fund

The portfolio is primarily composed of stocks with capitalizations in the range of the Standard & Poor's Mid Cap 400 Index.

International Equity Fund

The portfolio is primarily composed of stocks of varied-sized companies located around the world, including the Far East, Europe and emerging markets.

FNB Financial Services Corporation Common Stock Fund

Funds are invested in FNB Financial Services Corporation common stock purchased at current market prices and includes a cash component.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Interest rates range from 5% to 10% as of December 31, 2003. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. If the value of the participant's account is $5,000 or less, a lump sum distribution will be made.

Forfeited Accounts

Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants' profit sharing accounts. Forfeited nonvested accounts totaled $8,946 and $1,899 at December 31, 2003 and 2002.


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FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
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NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its fully benefit-responsive investment contract, which is valued at contract value (Note
D). Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Cash and Cash Equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain 2002 financial statement amounts have been reclassified to conform to the 2003 presentation.


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FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
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NOTE C - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets at December 31, 2003 and 2002.

                                                        2003         2002
                                                    ----------   ----------

     Non-participant directed:
      FNB Financial Services Corporation common
       stock fund                                  $1,062,487   $  692,321


     Participant directed:
      FNB Financial Services Corporation common
      stock fund                                      491,538      331,384
      Mass Mutual Indexed Equity Fund                 468,018      395,271
      Fidelity Equity Income II Fund                  222,762      164,229
      Mass Mutual Guaranteed Interest Fund            581,846      601,818

Net realized and unrealized appreciation in fair value of investments included in Plan equity includes the following:

                                                        2003
                                                     ---------
     Pooled separate accounts                        $380,118
     FNB Financial Services
      Corporation Common Stock fund                   481,729

                                                     $861,847
                                                      ========

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual maintains the Plan's deposits in an unallocated fund. The account is credited with earnings on the underlying investments and charged for participants' withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.00% on contributions received between January 1, 2003 and December 31, 2003 and 4.25% for contributions credited to the contract through December 31, 2002. The crediting interest rate is the effective rate determined and declared by MassMutual from time-to-time, but may not be less than 3%.


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                                                                          Page 8

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
--------------------------------------------------------------------------------


NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets at December 31, 2003 and 2002 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the year ended December 31, 2003 is as follows:


                                                               December 31
                                                      --------------------------
                                                           2003           2002
                                                      -----------    -----------
     Net assets:
      FNB Financial Services Corporation
       common stock fund                              $ 1,062,487    $   692,321
                                                      ===========    ===========

     Changes in net assets:

                                                        2003
                                                       -------

     Contributions                                     132,274
     Earnings on investment                            328,504
     Benefits paid to participants                     (74,969)
     Administrative expense                             (6,697)
     Forfeitures                                        (8,946)


NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Plan investments are in pooled separate accounts and an investment contract managed by MassMutual, which is custodian of the Plan.

As of December 31, 2003 and 2002, the Plan's investments included $1,554,025 and $1,023,705, respectively, in the common stock fund of FNB Financial Services Corporation. These investments represent 38.8% and 33.7% of total Plan investments at December 31, 2003 and 2002, respectively. At December 31, 2003, the Plan holds approximately 1.2% of total outstanding stock of FNB Financial Services Corporation. For the year ended December 31, 2003, the Plan purchased 11,867 units of the FNB Financial Services Corporation common stock fund at a cost of $219,890. In addition, the Plan sold 9,234 units of the FNB Financial Services Corporation common stock fund for proceeds of $171,300.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


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                                                                          Page 9

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002
--------------------------------------------------------------------------------

NOTE H - TAX STATUS

The Company adopted a non-standardized prototype plan with MassMutual, who has received from the Internal Revenue Service a favorable opinion letter dated April 23, 2002 as to the acceptability of the form of the Plan. The Plan administrator and the Plan's custodian believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been recorded.


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                                                                         Page 10

                              SUPPLEMENTAL SCHEDULE

FNB FINANCIAL SERVICES CORPORATION
EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-1382275, PLAN NUMBER 003
December 31, 2003
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       (b) Identity of issuer, borrower,                                                               (e) Current
  (a)        lessor or similar party          (c) Description of investment, etc.       (d) Cost***          value
       ----------------------------------     ------------------------------------      -----------     -----------
   *   Mass Mutual                            Guaranteed Interest Fund                  $         -    $    581,846
   *   Babson Core Bond                       Core Bond Fund; 1,162 units                         -         155,686
   *   Oppenheimer Growth and Income          Growth and Income Fund; 1,132 units                 -         191,839
   *   Oppenheimer Emerging Growth            Emerging Growth Fund; 1,190 units                   -          93,303
   *   Oppenheimer International Equity       International Equity Fund; 970 units                -         104,527
   *   Mass Mutual Indexed Equity             Indexed Equity Fund; 5,561 units                    -         468,018
   *   Mass Mutual Growth Equity              Growth Fund; 1,985 units                            -         160,654
   *   Fidelity Equity Income II              Equity Income Fund; 912 units                       -         222,762
   *   Mass Mutual Balanced                   Balanced Fund; 1,092 units                          -         101,065
   *   Mass Mutual Small Cap Growth           Small Cap Growth Fund; 997 units                    -         131,052
   *   Mass Mutual Mid Cap Growth             Mid Cap Growth Fund; 949 units                      -          80,865
   *   Babson Small Cap Equity                Small Cap Value Fund; 600 units                     -          83,386
   *   Plan participants                      Participant loans (interest rates
                                                from 5.00-10.00%)                                 -          71,913
   *   FNB Financial Services Corporation

        stock                                 Employer Stock; 66,615 units                  825,332**     1,554,025
                                                                                        -----------    ------------

                                                                                        $   825,332    $  4,000,941
                                                                                        ===========    ============



*    Denotes party-in-interest.
**   Represents   total  cost  of  employer   stock,   which  is   comprised  of
     participant-directed and non-participant directed investments.
***  Cost omitted for participant-directed investments.


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                                                                         Page 11

SIGNATURE
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    FNB FINANCIAL SERVICES CORPORATION
                                    EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN



Date: June 25, 2004                 By: /s/ Richard L. Powell
                                        ---------------------


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